SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Corporate Taxpayer ID (CNPJ/MF) 02.558.115/0001-21
Company Registry (NIRE) 33.300.276.963

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

We hereby inform our Shareholders that the Company will start on 06/16/2015, the payment of Dividends related to the year ended on December 31, 2014, in the total amount of R$367,274,364.97 (three hundred and sixty seven millions, two hundred and seventy four thousands, three hundred and sixty four Reais and ninety seven cents), in accordance to the deliberation of the General Shareholders Meeting held on April 14, 2015.
We highlight that the date for identification of the shareholders that have the right to receive the mentioned values was established as being May 12, 2015. Therefore stocks acquired after this date are entitled as ex-dividend.

1 – DIVIDENDS PER SHARES:

	Value per share	Total amount
Dividends	R$ 0.151751431	R$ 367,274,364.97

2 – FORM OF PAYMENT (BOOK-ENTRY SHARES):

2.1. For shareholders with shares held in trust custody (CBLC - Companhia Brasileira de Liquidação e Custódia), payment is made directly through the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, and then transferred to shareholders through the custody agents;

2.2. Credit to the bank account designated by the shareholder; and

2.3. Dividends paid through the bank branches of Banco Bradesco S.A., for those not falling within one of the above mentioned alternatives. The shareholder that fits in this condition, to register itself to receive dividends, must present, if individuals, their CPF taxpayer card and personal identification document; if legal entities, shareholders must present the CNPJ corporate taxpayer card, articles of incorporation, bylaws, minutes of the shareholders’ meeting that elected the current officers and the CPF personal taxpayer card and personal identification document of the company’s legal representatives, and when the company is represented by proxy, the respective power of attorney instrument, duly registered, that specifies the power to receive dividends.

3- SHAREHOLDER SERVICES LOCATIONS:

3.1. At any bank branches of Banco Bradesco S.A.;

3.2. Additional clarifications may be obtained at Banco Bradesco S.A. e-mail address: 4010.acecustodia@bradesco.com.br.
Pursuant to Article 287, Item II, Letter “a” of Law 6,404/76 (Brazilian Corporation Law), the right to receive dividends expires in 3 (three) years from the date on which the dividends are made available to shareholders, and under Article 206, Paragraph 3, Item II of Brazil’s Civil Code, the option to make interest, dividend or supplementary payments expires in 3 (three) years.

Rio de Janeiro, June 09, 2015.

Rogerio Tostes Lima
Investor Relations Officer
TIM Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 9, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.